EXHIBIT G

                                                     PROPOSED FORM OF NOTICE
Cinergy Corp.  70-

Notice of Proposal to Extend Authorization and to Issue Additional Shares of Common Stock under Dividend Reinvestment, Stock-Based Employee Benefit and 401(k) Savings Plans

Cinergy Corp., a registered holding company ("Cinergy"), has filed a declaration under Sections 6(a) and 7 of the Act and Rule 54 thereunder.

By order dated October 21, 1994 in File No. 70-8427 (Rel. No. 35-26146) (the "Merger Order"), the Commission authorized Cinergy, through December 31, 1995, to issue (and/or acquire in open market transactions) and sell up to 10 million shares of Cinergy common stock, $.01 par value per share, to the Cinergy Dividend Reinvestment and Stock Purchase Plan, certain Cinergy stock-based employee benefit plans, and the 401(k) savings plans of Cinergy's subsidiaries, The Cincinnati Gas & Electric Company and PSI Energy, Inc. (collectively, "Plans"). As of September 1, 1995, Cinergy had issued (or, in the case of open market transactions, had acquired on behalf of plan participants) and sold to the Plans a total of 2,613,304 shares of common stock pursuant to the Merger Order.

Cinergy now seeks Commission authorization to issue (or, in the case of shares purchased on the open market, to acquire on behalf of plan participants) and sell under the Plans, from time to time through December 31, 2000, (1) the remaining shares of common stock covered under the Merger Order, consisting of 7,386,696 shares at September 1, 1995, and (2) up to an additional 15 million shares of Cinergy common stock.

Cinergy proposes to use the proceeds from sales of the remaining and additional shares for general corporate purposes, including repayment of short-term indebtedness and investments in subsidiary companies. Without further authorization from the Commission, none of such proceeds will be used to acquire an interest in any "exempt wholesale generator" or "foreign utility company" as defined in the Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.